July 10, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Maryse Mills-Apenteng, Special Counsel
Jeff Kauten, Staff Attorney

Re:	Quantum Corporation
Preliminary Proxy Statement on Schedule 14A
Filed June 26, 2014
File No. 001-13449

Ladies and Gentlemen:

On behalf of Quantum Corporation (“Quantum,” or the “Company”), we are submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 3, 2014 (the “Comment Letter”) regarding the above referenced Preliminary Proxy Statement on Schedule 14A. Concurrently with the filing of this letter, the Company has filed a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). For your convenience, we have repeated your comments below in italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

General

1. Please fill in the blanks in your preliminary proxy statement.

     The Company respectfully advises the Staff that the information required to fill in the blanks is not known at this time, but the Company will fill in all blanks in its definitive proxy statement

2. Please disclose that stockholders who grant a proxy to you will be precluded from exercising their full voting authority for the election of directors, given that you are proposing only five nominees for seats on the board of directors.

     In response to the Staff’s comment, the Company has amended the disclosure on pages 2 and 3 of the Revised Proxy Statement to address the concerns noted in the Staff’s comment. The Company has included additional disclosure highlighting the consequences to the Company’s stockholders of using the Company’s proxy card to vote for the Company’s five director nominees, namely that such stockholders will only be able to vote for five of nine directors. The Company notes that such disclosure also appears in Proposal One (Election of Directors).

Information Concerning Solicitation and Voting

Solicitation, page 5

3. You indicate that proxies may be solicited by certain of your officers, directors and regular employees personally or by telephone, e-mail or otherwise. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

     The Company respectfully advises the Staff that it understands the requirements under Rule 14a-6(b) and (c) and will file applicable materials accordingly.

4. We note your disclosure that regular employees of the company may solicit proxies. Please describe the class or classes of regular employees. See Item 4(b)(2) of Schedule 14A.

     The Company respectfully advises the Staff that it has determined that none of its regular employees will solicit proxies. Accordingly, the Company has deleted the disclosure on page 5 of the Revised Proxy Statement that regular employees of the Company may solicit proxies.

5. Please disclose the contracts with third parties under which a change of control may be triggered by a change in a majority of the seats on the board of directors.

     The Company respectfully advises the Staff that it has amended the disclosure on page 5 of the Revised Proxy Statement to state that a change in a majority of the seats on the board of directors will constitute a change of control under certain contracts with third parties, including the Company’s Credit Agreement and its Directors’ and Officers’ Liability Insurance Policy.

Additional Information on the Mechanics of Cumulative Voting, page 6

6. We note your disclosure that the Proxy Committee may vote stockholders’ shares for fewer than nine nominees. Given that you are only nominating five individuals for seats on the board of directors, it appears to be certain that the Proxy Committee will vote for fewer than nine nominees. Similar disclosure appears on page 20. Please advise.

     The Company respectfully advises the Staff that it has amended the disclosure on page 6 of the Revised Proxy Statement to clarify that the Proxy Committee may vote a stockholder’s shares for fewer than all five of the Company’s nominees.

7. We note the following disclosure: “For example, if you grant a proxy with respect to shares representing 900 cumulative votes, and mark “FOR ALL EXCEPT” one of our director nominees, the Proxy Voting Committee may instruct the proxy holders to cast the 900 votes for any or all of our five director nominees….” This appears to state that the Proxy Committee may instruct the proxy holders to cast votes even for the nominees for which the stockholder has withheld authority to vote. Please advise.

     The Company respectfully advises the Staff that it has amended the disclosures on page 6 of the Revised Proxy Statement to clarify that the Proxy Voting Committee will only instruct the proxyholders to cast votes only in accordance with the authority granted by the stockholder and will not instruct the proxyholders to cast votes for any nominees for which the stockholder has withheld authority.

8. We note the following disclosure: “If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holders will retain discretionary authority to cast your remaining votes pursuant to the instructions of the Proxy Committee, except for any nominee for whom you have withheld authority by marking the ‘FOR ALL EXCEPT’ box.” Please provide a mechanism for stockholders to avoid this result, if they so wish.

     The Company respectfully advises the Staff that the stockholders may avoid this result by providing vote allocation instructions for all of the votes that such stockholder is entitled to cast or marking the “FOR ALL” or “WITHHOLD ALL” box. The Company has amended the disclosure on page 7 of the Revised Proxy Statement to clarify that if a stockholder provides instructions as to all of the votes such stockholder is entitled to cast, the proxyholders will vote in accordance with such instructions.

Proposal One: Election of Directors, page 19

9. Please disclose why you are only nominating five directors for a nine-member board.

     The Company respectfully advises the Staff that it has amended the disclosure on page 19 of the Revised Proxy Statement to disclose its reasons for only nominating five directors for a nine-member board.

Proxy Card

10. Please state the order of priority of nominees to which you will allocate votes, if known. If not known at this time, describe how this determination will be made. Please also provide a means for stockholders to affirmatively withhold authority to cumulate votes with respect to one or more nominees.

     The Company respectfully advises the Staff that it does not know at this time how it will specifically allocate votes among the nominees. The Company has amended the proxy card to state that it will allocate votes in a manner that will result in the election of the greatest number of the Company’s nominees. The Company advises the Staff that the stockholder may affirmatively withhold authority to cumulate votes with respect to one or more nominees by marking the “FOR ALL EXCEPT” box and writing in the number(s) of the applicable nominee(s) in the space provided. If the stockholder wishes to specify the number of votes to be allocated to one or more nominees, such stockholder may provide written instructions with respect to one or more nominees in the space provided on the proxy card.

11. Please reconcile your disclosure on the proxy card regarding broker non-votes with the disclosure appearing on page 2, which asserts that there will not be any broker non-votes.

     The Company respectfully advises the Staff that it has revised the proxy card to delete the reference to broker non-votes.

12. Disclosure states that, if any named nominee declines or is unable to serve as a director, the persons named as proxies will have the authority to vote for substitute nominees. Please revise revise this statement so that it is consistent with Rule 14a-4(c)(5).

     The Company respectfully advises the Staff that it has revised the proxy card so that the referenced language is consistent with Rule 14a-4(c)(5).

* * * * *

The Company also acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any additional comments or questions, please contact me at (212) 497-7702 or my partner, Lisa Stimmell at (650) 849-3424. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Warren de Wied

cc:	Jon Gacek, Quantum Corporation Shawn Hall, Quantum Corporation Steven Bochner, Wilson Sonsini Goodrich & Rosati, PC Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, PC